Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		MR JULIAN CHRISTOPHER HANCE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR NAMED IN 2 ABOVE		MR JULIAN CHRISTOPHER HANCE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		ADJUSTMENT OF SHARE OPTIONS FOLLOWING RIGHTS ISSUE

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	N/A		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	N/A		N/A		N/A		N/A

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	N/A				N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information
	FOLLOWING COMPLETION OF THE RIGHTS ISSUE ANNOUNCED ON 4 SEPTEMBER 2003, THE FOLLOWING SHARE OPTIONS HAVE BEEN ADJUSTED IN ACCORDANCE WITH SCHEME RULES:

TYPE OF OPTION	OPTION GRANT DATE	ORIGINAL NUMBER OF SHARES OVER WHICH OPTIONS GRANTED	ADJUSTED NUMBER OF SHARES OVER WHICH OPTIONS GRANTED	ORIGINAL OPTION PRICE	ADJUSTED OPTION PRICE
SAVE AS YOU EARN	12/09/2002	875	1,083	82p	66p
EXECUTIVE	14/04/1994	4,089	5,062	344p	278p
EXECUTIVE	13/04/1995	23,507	29,103	343p	277p
EXECUTIVE	17/10/1996	14,150	17,519	424p	342p
EXECUTIVE	31/03/1999	42,291	52,359	551p	445p
EXECUTIVE	10/09/1997	1,343	1,662	526p	425p
EXECUTIVE	15/09/1998	54,304	67,234	497p	401p
EXECUTIVE	15/09/1999	49,504	61,291	505p	408p
EXECUTIVE	27/03/2000	50,724	62,802	345p	279p
EXECUTIVE	12/09/2000	38,209	47,306	458p	370p
EXECUTIVE	12/03/2001	34,653	42,904	505p	408p
EXECUTIVE	14/08/2001	39,937	49,445	482p	389p
EXECUTIVE	11/03/2002	66,379	82,183	290p	234p
EXECUTIVE	04/06/2003	40,000	49,522	141p	114p

TOTAL		459,965	569,475

24.	Name of contact and telephone number for queries
CAROLINE WEBB 020 7569 6075

25.	Name and signature of authorised company official responsible for making this notification
JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification 2 DECEMBER 2003